SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*

                        Kelley Oil & Gas Corporation
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                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------

                       (Title of Class of Securities)

                                487906 10 9
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                               (CUSIP Number)


       John F. Bookout                       Richard Hall
Kelley Oil & Gas Corporation            Cravath, Swaine & Moore
     601 Jefferson Street                    Worldwide Plaza
        Suite 1100                          825 Eighth Avenue
  Houston, Texas 77002                  New York, New York 10119
    (713) 652-5200                           (212) 474-1293
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              December 1, 1997
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 21 Pages

                                SCHEDULE 13D

CUSIP No. 487906 10 9

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    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Contour Production Company L.L.C.
             I.R.S. No.:  76-0496126
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
    3        SEC USE ONLY
----------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
             AF
----------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
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    NUMBER OF       7    SOLE VOTING POWER
      SHARES              75,000,000
   ENEFICIALLY     ---------------------------------------------------------
   WNED BY EACH     8    SHARED VOTING POWER
    REPORTING             -0-
   PERSON WITH     ---------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                          75,000,000
                   ---------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                          -0-
----------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             75,000,000
----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                      [ ]
----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             59.7%**
----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             OO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"


                             Page 2 of 21 Pages

                                SCHEDULE 13D

CUSIP No. 487906 10 9

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    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bessemer Holdings, L.P.
             I.R.S. No.:  22-3257974
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [ ]
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    3        SEC USE ONLY
----------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
             AF
----------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
----------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              -0-
   ENEFICIALLY     ---------------------------------------------------------
   WNED BY EACH     8    SHARED VOTING POWER
    REPORTING             75,000,000
   PERSON WITH     ---------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                          -0-
                   ---------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                          75,000,000
----------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             75,000,000
----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                      [ ]
----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             59.7%**
----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN
----------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"


                             Page 3 of 21 Pages

                                SCHEDULE 13D

CUSIP No. 487906 10 9


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    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             JFB Squared, Ltd.
             I.R.S. No.:  76-0412765
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
    3        SEC USE ONLY
----------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
             AF
----------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Texas
----------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              -0-
   ENEFICIALLY     ---------------------------------------------------------
   WNED BY EACH     8    SHARED VOTING POWER
    REPORTING             75,000,000
   PERSON WITH     ---------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                          -0-
                   ---------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                          75,000,000
----------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             75,000,000
----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                      [ ]
----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             59.7%**
----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN
----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                             Page 4 of 21 Pages

                                SCHEDULE 13D

CUSIP No. 487906 10 9


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    1        NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bevairohn, Ltd.
             I.R.S. No.:  76-0415687
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [ ]
----------------------------------------------------------------------------
    3        SEC USE ONLY
----------------------------------------------------------------------------
    4        SOURCE OF FUNDS*
             AF
----------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Texas
----------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES              -0-
   ENEFICIALLY     ---------------------------------------------------------
   WNED BY EACH     8    SHARED VOTING POWER
    REPORTING             75,000,000
   PERSON WITH     ---------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                          -0-
                   ---------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                          75,000,000
----------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             75,000,000
----------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                      [ ]
----------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             59.7%**
----------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN
----------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

               **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
               "ITEM 5. INTEREST IN SECURITIES OF THE ISSUER"

                             Page 5 of 21 Pages

                        Kelley Oil & Gas Corporation
                             Amendment No. 3 to
                                Schedule 13D



          This Amendment No. 3 hereby amends and restates in its entirety the Statement on Schedule 13D dated January 23, 1996, as amended by Amendment No. 1 dated February 15, 1996, and Amendment No. 2 dated April 26, 1996 (as amended, the "Statement"), relating to the common stock, par value $0.01 per share ("Common Stock"), of Kelley Oil & Gas Corporation, a Delaware corporation ("Kelley").

Item 1.   Security and Issuer.

          This Statement relates to the Common Stock of Kelley. The address of the principal executive office of Kelley is 601 Jefferson Street, Suite 1100, Houston, Texas 77002.

Item 2.   Identity and Background.

          (a), (b), (c) and (f). This Statement is filed on behalf of Contour Production Company L.L.C., a Delaware limited liability company ("Contour"), JFB Squared, Ltd., a Texas limited partnership ("JFB"), and Bevairohn, Ltd., a Texas limited partnership ("Bevairohn"), pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Bessemer Holdings, L.P., a Delaware limited partnership ("BH"). Contour, BH, JFB and Bevairohn are hereinafter collectively referred to as the "Reporting Persons".

          Contour has its principal office at 630 Fifth Avenue, New York, New York 10111. Contour's activities consist principally of investing in Kelley, which activities are principally conducted at its 630 Fifth Avenue office. BH owns a majority of the outstanding membership interests of Contour. BH has its principal office at 630 Fifth Avenue, New York, New York 10111. BH's only activity is making investments in securities for its own account, which activity is principally conducted at its 630 Fifth Avenue office. Under the constitutive documents of Contour, as described in
Item 5, Bevairohn may be deemed to share the power to direct the vote of the Common Stock beneficially owned by Contour. JFB's and Bevairohn's principal office is located at 910 Louisiana Street, Suite 5050, Houston, Texas 77002. JFB's and Bevairohn's activities consist principally of investing in Contour. John F. Bookout, who is the Chairman of the Board of Directors, President and Chief Executive Officer of Kelley, is general partner of JFB and Bevairohn. Each of Mr. Bookout, together with wife, Carolyn Bookout, and John F. Bookout III hold a 1% general partnership interest and a 49% limited partnership interest in JFB. Mr. Bookout, together with wife, holds a 3% general partnership interest in Bevairohn and Mr. Bookout III holds a 1% general partnership interest in Bevairohn. The limited partners of Bevairohn consist of Mr. Bookout, his wife, Mr. Bookout III and three trusts established for members of Mr. Bookout's family.

                             Page 6 of 21 Pages

          The sole general partner of BH is Kylix Holdings, L.L.C., a New York limited liability company ("Kylix"), which has its principal office at 630 Fifth Avenue, New York, New York 10111. Kylix's activities consist principally of acting as the general partner of, and investing in, BH and related entities, which activities are principally conducted at its 630 Fifth Avenue office. The principal members of Kylix are Woods 1994 Family Partnership, L.P., a Delaware limited partnership ("Woods 1994 Family Partnership"), Lindsay 1994 Family Partnership, a Delaware limited partnership ("Lindsay 1994 Family Partnership"), and Rothfeld 1994 Family Partnership, L.P., a Delaware limited partnership ("Rothfeld 1994 Family Partnership"), each of which has its principal office at 630 Fifth Avenue, New York, New York 10111.

          Each of Woods 1994 Family Partnership, Lindsay 1994 Family Partnership and Rothfeld 1994 Family Partnership has designated a corporation to manage the activities of Kylix. The sole stockholder and president of each of these corporations is, respectively, Mr. Ward W. Woods, Mr. Robert D. Lindsay and Mr. Michael B. Rothfeld.

          The primary limited partner of BH is Bessemer Securities Corporation, a Delaware corporation ("BSC"), which has its principal office at 630 Fifth Avenue, New York, New York 10111. BSC's principal activity is making investments for its own account, which activity is principally conducted at its 630 Fifth Avenue office.

          The name, address and principal occupation or employment of the officers and controlling persons of Contour are set forth in Schedule I. The name, address and principal occupation or employment of Mr. Woods, Mr. Lindsay and Mr. Rothfeld are set forth in Schedule II. The name, address and principal occupation or employment of the directors and executive officers of BSC are set forth in Schedule III. The name, address and principal occupation or employment of the general partners of JFB and Bevairohn are set forth in Schedule IV. Each person noted on any such schedule is a citizen of the United States. Schedules I through IV are incorporated herein by reference.

          (d) and (e). During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons named in this Item 2 or listed on Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          On February 15, 1996, pursuant to the Stock Purchase Agreement (the"Stock Purchase Agreement") dated as of January 23, 1996, between Kelley and Contour, Contour acquired 48,000,000 newly issued shares of Common Stock for a

                             Page 7 of 21 Pages
purchase price equal to $48 million. The funds used by Contour in the purchase of the 48,000,000 newly issued shares of Common Stock pursuant to the Stock Purchase Agreement were provided to Contour by BH and JFB. The funds provided by BH were obtained by BH through contributions from its partners, primarily from BSC. The funds provided by JFB were provided by its partners.

          On December 1, 1997, Contour exercised in full its option pursuant to the Option Agreement (the "Option Agreement") dated as of February 15, 1996, between Kelley and Contour. The $27,000,000 in cash used by Contour in the purchase of the 27,000,000 newly issued shares of Common Stock pursuant to the Option Agreement were provided by the members of Contour.

          The acquisitions of stock by Contour pursuant to the Stock Purchase Agreement and the Option Agreement are described in Item 4.

Item 4.   Purpose of Transaction.

          The shares of Common Stock that were acquired by Contour pursuant to the Stock Purchase Agreement were acquired as part of a transaction whereby Kelley raised equity, paid down existing indebtedness and replaced a significant portion of senior management. Under the Stock Purchase Agreement, Kelley issued, sold and delivered to Contour, and Contour purchased from Kelley, 48,000,000 newly issued shares of Common Stock for a purchase price of $48 million (the "Initial Purchase").

          Pursuant to the Option Agreement, Kelley granted to Contour an irrevocable option (the "Option"), exercisable at any time or from time to time, to purchase at an option price equal to $1.00 per share, subject to certain antidilution adjustments, up to the number of newly issued shares of Common Stock equal to the lesser of (i) the maximum number of shares Contour may purchase without causing the occurrence of a Debt Event (as defined below) and (ii) the number of shares equal to (A) $27 million less any amounts previously paid for shares of Common Stock pursuant to the Option Agreement divided by (B) the then applicable option price of $1.00 per share, as adjusted in accordance with the Option Agreement. Contour agreed to exercise the Option for the full number of shares of Common Stock specified in clause (ii) above within 30 days after the date on which Contour concludes in its sole discretion that a Debt Event could not occur upon exercise of the Option with respect to such number of shares of Common Stock. On December 1, 1997, Contour exercised the Option and purchased 27,000,000 shares of Common Stock from Contour at a price of $27 million (the "Option Purchase") to help Kelley finance the acquisition by Kelley of substantially all the assets of SCANA Petroleum Resources Inc. A copy of the Option Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The description of the Option Agreement set forth herein is qualified in its entirety by reference to the full text of the agreement.

          As a result of the Initial Purchase and the Option Purchase, Contour and BH beneficially own 58.9% of the total voting power of the outstanding voting stock of Kelley.


                             Page 8 of 21 Pages

          (a). Pursuant to Section 5(g) of the Stock Purchase Agreement, Kelley agreed that, in the event that equity securities of Kelley, in addition to the securities issuable pursuant to the term of the settlement of the lawsuit titled 7547 Partners v. Kelley Oil et. al., are issued to former unitholders of Kelley Oil & Gas Partners, Ltd., a Texas limited partnership ("Kelley Partners"), as a result of any challenges to the consolidation of Kelley Partners and Kelley Oil Corporation, a Delaware corporation ("Kelley Oil"), effected in 1995, including as a result of the failure to uphold such settlement, Kelley will, concurrently with any such issuance to or on behalf of former unitholders, issue to Contour without additional consideration that number of shares of Common Stock equal to the sum of (i) the number of shares of Common Stock necessary, when added to the number of shares of Common Stock then owned by Contour, to maintain Contour's percentage ownership of the total outstanding shares of Common Stock (including any securities issuable pursuant to such settlement) at the same level, after giving effect to such issuance, and (ii) a number of shares of Common Stock determined by dividing the fair market value of any preferred stock, par value $1.50 per share, of Kelley so issued to former unitholders by the lesser of a purchase price equal to $1 per share of Common Stock or the average market price of the Common Stock during the five trading days immediately prior to the issuance of such preferred stock; provided, however, that (unless Contour and Kelley otherwise agreed) any Common Stock issuable to Contour pursuant to such section would be issued only to the extent such issuance would not cause (i) a "Change of Control" under the Indenture (the "13-1/2% Indenture") relating to the Kelley's 13-1/2% Senior Notes due June 15, 1999 (the "13-1/2% Notes"), (ii) a "Change in Control" under the Indenture (the "7-7/8% Indenture") relating to the 7-7/8% Convertible Subordinated Notes due December 15, 1999 (the "7-7/8% Notes") of Kelley Partners or (iii) or a "Redemption Event" as defined in the Indenture (the "8-1/2% Indenture") relating to the 8-1/2% Convertible Subordinated Debentures due April 1, 2000 (the "8-1/2% Debentures") of Kelley Partners. Any such event referred to in (i), (ii) or
(iii) of the proviso in the preceding sentence is hereinafter referred to as a "Debt Event".

          A Debt Event with respect to the 13-1/2% Notes, the 7-7/8% Notes or the 8-1/2% Debentures would entitle the holders of the affected securities to require the repurchase or redemption of such holders' securities. Under the 13-1/2% Indenture as in effect at the date of the Initial Purchase, a Change of Control would occur if, among other things, any person were to become the beneficial owner of securities representing 50% or more of the total voting power in Kelley. The 13-1/2% Indenture was amended in October 1996 to eliminate the "Change of Control" concept. Under the 7-7/8% Indenture, a Change in Control would occur if, among other things, any person other than Kelley Oil and its affiliates were to become the beneficial owner of securities representing 50% or more of the total voting power in Kelley Oil, a wholly owned subsidiary of Kelley that is the managing general partner of Kelley Partners, or 50% or more of the equity interests of Kelley Partners. Under the 8-1/2% Indenture, a Redemption Event would occur if, among other things, any person were to become the beneficial owner of securities representing 25% or more of equity interests in Kelley Partners, unless such event were approved by the board of directors of Kelley Oil within 20 days after the first public disclosure of such event.


                             Page 9 of 21 Pages

          After giving effect to the issuance of the Common Stock pursuant to the Stock Purchase Agreement, Contour beneficially owned approximately 49.8% of the total voting power of the Common Stock. The board of directors of Kelley Oil approved the Initial Purchase for the purposes of the 8-1/2% Indenture within the applicable 20 day period.

          A copy of the Stock Purchase Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference. The description of the Stock Purchase Agreement set forth herein is qualified in its entirety by reference to the full text thereof.

          The Reporting Persons reserve the right to determine in the future to formulate plans or proposals which relate to, or would result in, or to take or cause to be taken any action relating to, or resulting in, the acquisition of additional securities of Kelley or the disposition of any securities of Kelley.

          (b) and (c). Pursuant to the Stock Purchase Agreement, Contour agreed to refrain from voting any shares of Common Stock it owns to approve a merger or consolidation of Kelley with, or a sale of all or substantially all the assets of Kelley to, Contour or any affiliate of Contour (other than a merger, consolidation or sale that does not increase the percentage ownership of Contour in the surviving entity) unless (i) so long as Contour and its affiliates are the controlling stockholder of Kelley, the effective consideration per share of Common Stock to be received by the other holders of Common Stock in such transaction complies in all material respects with any applicable requirements of the law of the State of Delaware regarding the fairness of transactions between a corporation and a controlling stockholder and (ii) if such transaction is consummated within three years of the consummation of the sale and purchase of the shares of Common Stock as contemplated by the Stock Purchase Agreement, the consideration to be received in such transaction on an equivalent per share basis has a value that is not less than $1 per share. Notwithstanding the foregoing, this provision of the Stock Purchase Agreement will not apply to any transaction that is approved by holders (other than Contour and its affiliates) of Common Stock representing a majority of the Common Stock (other than Common Stock held by Contour and its affiliates) voted with respect to approval of such transaction.

          (d). Pursuant to the Stock Purchase Agreement, four designees of Contour initially were appointed to the board of directors of Kelley (the "Board"). The newly appointed members of the Board were Mr. Bookout, Mr. Ogden Mills Phipps, Mr. Woods and Mr. Rothfeld. In connection with the Initial Purchase, the Board elected Mr. Bookout as the Chairman of the Board, President and Chief Executive Officer of Kelley, Dallas D. Laumbach as the Senior Vice President--Exploration and Production, William C. Rankin as the Senior Vice President and Chief Financial Officer and William E. Albrecht as the Vice President--Production.

          (e). Pursuant to the Stock Purchase Agreement, Kelley and certain subsidiaries entered into a new credit agreement. The new credit agreement prohibits the payment of dividends in respect of the capital stock of Kelley.


                            Page 10 of 21 Pages

          (g). As required by the Stock Purchase Agreement, the Board duly approved and adopted an amendment to the Amended Certificate of Incorporation increasing the authorized number of shares of Common Stock from 100,000,000 shares to 200,000,000 shares. The amendment was approved by the stockholders of Kelley by written consent.

          Except as set forth in this Statement or as contemplated by the Stock Purchase Agreement, the Option Agreement or the Registration Rights Agreement (which agreement is discussed in Item 6 and attached hereto as Exhibit 4), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Item 2 or listed on Schedules I through IV has any other present plans or proposals which would result in or relate to (a) the acquisition by any person of additional securities of Kelley, or the disposition of securities of Kelley; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Kelley or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Kelley or of any of its subsidiaries; (d) any change in the present Board or management of Kelley, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Kelley; (f) any other material change in Kelley's business or corporate structure; (g) changes in Kelley's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Kelley by any person; (h) causing a class of securities of Kelley to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Kelley becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Any of the Reporting Persons may, however, discuss one or more of the foregoing matters with other stockholders of Kelley or may formulate a plan or proposal relating to one or more of the foregoing matters. In addition, in the context of the performance of their duties associated with membership on the Board, any of the designees of the Reporting Persons on the Board may discuss one or more of the foregoing matters with the other directors of Kelley or the members of the management team of Kelley or may formulate a plan or proposal relating to one or more of the foregoing matters.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b). Pursuant to the Stock Purchase Agreement, Kelley issued, sold and delivered to Contour, and Contour purchased from Kelley, 48,000,000 newly issued shares of Common Stock. Pursuant to the Option Agreement, Kelley issued, sold and delivered to Contour, and Contour purchased from Kelley, 27,000,000 newly issued shares of Common Stock. Together, the 75,000,000 shares of Common Stock acquired by Contour represent approximately 59.7% of the approximately 125,603,594 shares of outstanding Common Stock.

          The 75,000,000 shares of Common Stock issued to Contour represent approximately 58.9% of the total voting power of the outstanding voting stock of


                            Page 11 of 21 Pages

Kelley. The outstanding voting stock of Kelley is comprised of shares of Common Stock and shares of preferred stock of Kelley, par value $1.50 per share, which shares are designated $2.625 convertible exchangeable preferred stock (the "$2.625 Convertible Exchangeable Preferred Stock"). The holder of each share of Common Stock and $2.625 Convertible Exchangeable Preferred Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. The approximation of the aggregate percentage of the total voting power of the outstanding voting stock was derived from the 98,603,594 shares of Common Stock and the 1,745,431 shares of $2.625 Convertible Exchangeable Preferred Stock reported by Kelley in its most recent Form 10-Q and the 27,000,000 shares issued as contemplated by the Option Agreement.

          A copy of the Stock Purchase Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference. A copy of the Option Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The description of the Stock Purchase Agreement and the Option Agreement set forth herein are qualified in their entirety by reference to the full text thereof.

          Subject to the matters described in this Item 5, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Item 2 or listed in Schedules I through IV beneficially owns any shares of Common Stock other than such 75,000,000 shares.

          As discussed in Item 2, (i) Kylix is the sole general partner of BH, (ii) Woods 1994 Family Partnership, Lindsay 1994 Family Partnership and Rothfeld 1994 Family Partnership are the principal members of Kylix and
(iii) each of Woods 1994 Family Partnership, Lindsay 1994 Family Partnership and Rothfeld 1994 Family Partnership has designated a corporation to manage the activities of Kylix, the sole stockholder and president of which is, respectively, Mr. Woods, Mr. Lindsay and Mr. Rothfeld. Kylix, Woods 1994 Family Partnership, Lindsay 1994 Family Partnership, Rothfeld 1994 Family Partnership, Mr. Woods, Mr. Lindsay and Mr. Rothfeld, by virtue of such relationships, may be deemed to share with BH the power to vote or direct the vote and to dispose of or to direct the disposition of the shares of Common Stock beneficially owned by BH, although each such person disclaims any beneficial ownership of such shares. In addition, as discussed in Item 2, BSC is the primary limited partner of BH. BSC disclaims any beneficial ownership of the shares of Common Stock beneficially owned by BH.

          Under the constitutive documents of Contour, a majority of the membership interests in Contour must approve any action to be taken by Contour, except that so long as (i) JFB, Bevairohn, Mr. Bookout or any other affiliate of Mr. Bookout holds any membership interests in Contour,
(ii) Mr. Bookout is not subject to any disability (as defined in Mr. Bookout's employment agreement with Kelley) and (iii) Mr. Bookout's employment with Kelley is not terminated for cause (as defined in Mr. Bookout's employment agreement with Kelley), the approval of BH and Bevairohn (as holders of a majority of the separate classes of membership interests in Contour) is required for Contour to (A) vote any shares of Common Stock against the


                            Page 12 of 21 Pages
election of Mr. Bookout as a director of Kelley or (B) take any action as a stockholder of Kelley that would result in Mr. Bookout not being elected as, or being removed as, a director of Kelley. Bevairohn, by virtue of these matters, may be deemed to share with BH the power to direct the vote of the Common Stock beneficially owned by Contour. By virtue of their interests in the control over Bevairohn, Mr. Bookout, his wife and Mr. Bookout III may be deemed to have the power to direct the vote of the Common Stock beneficially owned by Bevairohn, although each such person disclaims any beneficial ownership of such Common Stock.

          (c). Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Item 2 or listed on Schedules I through IV has effected any transactions in the shares of Common Stock during the past 60 days.

          (d). JFB owns approximately 3.8% of Contour. In addition, under the agreements relating to the formation of Contour, Bevairohn will have the right to receive, subject to certain financial and other conditions, up to 10% of any profit that Contour may realize from any sale by Contour of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The shares of Common Stock that are the subject of this Statement were acquired by the Reporting Persons pursuant to the Stock Purchase Agreement and the Option Agreement. Under the Stock Purchase Agreement, Kelley has issued, sold and delivered to Contour, and Contour has purchased from Kelley, 48,000,000 newly issued shares of Common Stock for an aggregate purchase price of $48 million. Pursuant to the Option Agreement, Kelley issued, sold and delivered to Contour, and Contour purchased from Kelley, 27,000,000 newly issued shares of Common Stock for an aggregate purchase price of $27 million.

          In connection with the transactions contemplated by the Stock Purchase Agreement, Kelley and Contour entered into a registration rights agreement, dated as of February 15, 1996 (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit 4, which grants certain registration rights to Contour and its permitted assignees with respect to the shares acquired by Contour in the Initial Purchase and the Option Purchase.

          In connection with the transactions contemplated by the Stock Purchase Agreement, Kelley paid Bessemer Partners & Co., a New York general partnership ("BP&Co.") and an affiliate of BH, certain fees and expenses related to advisory services provided to Kelley by BP&Co., including a financial advisory fee of $2 million in respect of financial advisory services related to the transactions contemplated by the Stock Purchase Agreement. BP&Co. will also receive, in annual installments of $500,000, a financial advisory fee in respect of ongoing financial advisory services provided during each of 1996, 1997 and 1998. In addition, Kelley has agreed to reimburse BP&Co. for certain out-of-pocket costs and expenses incurred


                            Page 13 of 21 Pages
by BP&Co. or Contour. Kelley has also agreed, subject to certain limitations, to indemnify BP&Co., its partners and affiliates, and the respective directors, officers, agents and employees of BP&Co., its partners and affiliates, from and against liabilities incurred in connection with the rendering of financial advisory services to Kelley, including liabilities under the Federal securities laws.

          Except as described in Item 4, Item 5 and this Item 6, the documents described in Item 4, Item 5, this Item 6 and elsewhere in this Statement, to the knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedules I through IV and between such persons and any person with respect to any securities of Kelley, including but not limited to transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1. Stock Purchase Agreement dated as of January 23, 1996, between Kelley Oil & Gas Corporation, a Delaware corporation, and Contour Production Company, a Delaware corporation.

          Exhibit 2. Option Agreement dated as of February 15, 1996, between Kelley Oil & Gas Corporation, a Delaware corporation, and Contour Production Company L.L.C., a Delaware limited liability company.

          Exhibit 3. Assignment and Assumption Agreement dated as of
                     February 14, 1996, between Contour Production Company, a Delaware corporation, and Contour Production Company L.L.C., a Delaware limited liability company.

          Exhibit 4. Registration Rights Agreement dated as of February 15,
                     1996, between Kelley Oil & Gas Corporation, a Delaware corporation, and Contour Production Company L.L.C., a Delaware limited liability company.


                            Page 14 of 21 Pages

                                 Signatures

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  December 5, 1997


                              CONTOUR PRODUCTION COMPANY L.L.C.,

                               by: /s/ John F. Bookout
                                  -----------------------------------
                                  Name:  John F. Bookout
                                  Title: Authorized Signatory


                              JFB SQUARED, LTD.,

                               by: /s/ John F. Bookout
                                  -----------------------------------
                                  Name:  John F. Bookout
                                  Title: General Partner


                              BEVAIROHN, LTD.,

                               by: /s/ John F. Bookout
                                  -----------------------------------
                                  Name:  John F. Bookout
                                  Title: General Partner


                            Page 15 of 21 Pages

                              BESSEMER HOLDINGS, L.P.,


                               by: Kylix Holdings, L.L.C., General Partner


                                 by: North Hailey Corporation, Principal
                                     Manager

                                   by: /s/ Ward W. Woods
                                      ----------------------------------
                                      Name:  Ward W. Woods
                                      Title: President


                            Page 16 of 21 Pages

                                                                 Schedule I


                    Officers and Controlling Persons of
                     Contour Production Company L.L.C.

                                                      Principal Occupation
Name                    Business Address                  or Employment

John F. Bookout         Kelley Oil & Gas Corporation  Chairman of the
                        601 Jefferson Street,         Board of Directors,
                        Suite 1100                    President and Chief
                        Houston, Texas 77002          Executive Officer
                                                      of Kelley Oil
                                                      & Gas Corporation
                                                      ("Kelley");
                                                      Member of Contour
                                                      Production Company
                                                      L.L.C.

Bessemer Holdings,      630 Fifth Avenue              --
L.P.*/                  New York, New York 10111

Bevairohn, Ltd. **/     910 Louisiana Street,         --
                        Suite 5050
                        Houston Texas 77002

JFB Squared, Ltd. **/   910 Louisiana Street,         --
                        Suite 5050
                        Houston Texas 77002




--------

     */ The sole general partner of Bessemer Holdings, L.P., is Kylix Holdings, L.L.C. Schedule II sets forth the controlling persons of Kylix Holdings, L.L.C.
     **/ The general partners of JFB Squared, Ltd. and Bevairohn, Ltd. are John F. Bookout, Carolyn Bookout and John F. Bookout III. Schedule IV sets forth information regarding such persons.


                            Page 17 of 21 Pages

                                                                Schedule II


                           Controlling Persons of
                           Kylix Holdings, L.L.C.

                                                      Principal Occupation
Name                    Business Address                  or Employment

Ward W. Woods           Bessemer Partners & Co.       Sole stockholder and
                        630 Fifth Avenue              President of a
                        New York, New York 10111      corporation that is the
                                                      principal manager of
                                                      Kylix Holdings, L.L.C.
                                                      ("Kylix"); sole
                                                      stockholder and
                                                      President of a
                                                      corporation that is the
                                                      managing general
                                                      partner of Bessemer
                                                      Partners & Co.
                                                      ("BP&Co."); President
                                                      and Chief Executive
                                                      Officer and Manager of
                                                      Bessemer Securities LLC
                                                      ("BSLLC"); President
                                                      and Chief Executive
                                                      Officer and Director of
                                                      Bessemer Securities
                                                      Corporation ("BSC");
                                                      Chairman of the Board
                                                      of Directors of Essex
                                                      International Inc.
                                                      ("Essex
                                                      International");
                                                      Director of Kelley,
                                                      Graphic Holdings, Inc.
                                                      ("Graphic"), Boise
                                                      Cascade Corporation and
                                                      several private
                                                      companies

Robert D. Lindsay       Bessemer Partners & Co.       Sole stockholder and
                        630 Fifth Avenue              President of a
                        New York, New York 10111      corporation that is a
                                                      manager of Kylix; Sole
                                                      stockholder and
                                                      President of a
                                                      corporation that is a
                                                      general partner of
                                                      BP&Co.; Director of
                                                      Essex International and
                                                      several private
                                                      companies

Michael B. Rothfeld     Bessemer Partners & Co.       Sole stockholder and
                        630 Fifth Avenue              President of a
                        New York, New York 10111      corporation that is a
                                                      manager of Kylix; Sole
                                                      stockholder and
                                                      President of a
                                                      corporation that is a
                                                      general partner of
                                                      BP&Co.; Chairman of the
                                                      Board of Directors of
                                                      Graphic; Director of
                                                      Kelley and several
                                                      private companies


                             Page 18 of 21 Pages

                                                               Schedule III


       Directors and Executive Officers of Bessemer Securities LLC and
                       Bessemer Securities Corporation


Directors and                                         Principal Occupation
Executive Officers    Business Address                   or Employment

Ogden Mills Phipps    1486 N. Lake Way                Manager of BSLLC;
Director              Palm Beach, Florida 33480       Director of BSC,
                                                      Bessemer Group,
                                                      Incorporated ("BGI"),
                                                      Kelley and
                                                      several private
                                                      companies; Officer and
                                                      Director of several
                                                      non-profit
                                                      organizations

William T. Burgin     Bessemer Venture Partners       Manager of Deer IV &
Director              83 Walnut Street                Co. LLC; Manager of
                      Wellesley Hills, Massachusetts  BSLLC; Director of BSC
                      02181

Raymond R. Guest      P.O. Box 147                    Director of BSC, BGI,
Director              Front Royal, Virginia 22630     Bessemer Trust Company,
                                                      N.A. ("BTNA") and
                                                      Bessemer Trust Company
                                                      ("BTC"); Vice Chairman
                                                      of the Board of
                                                      Managers of BSLLC; Vice
                                                      Chairman of the Board
                                                      of Directors of BSC;
                                                      Member of the Virginia
                                                      House of Delegates

Stuart S. Janney, III Bessemer Securities Corporation Chairman of the Board
Chairman of the Board 630 Fifth Avenue                of Managers of BSLLC;
of Directors          New York, New York 10111        Chairman of the Boards
                                                      of Directors of BSC,
                                                      BGI, BTNA and BTC

Dorothy B. Moore      630 Fifth Avenue                Manager of BSLLC;
Director              New York, New York 10111        Director of
                                                      BSC, BGI, BTNA and BTC

John A. Moran         125 Worth Avenue                Retired; Former Chairman
Director              Palm Beach, Florida 33480       of the Board of
                                                      Directors of The Dyson-
                                                      Kissner-Moran
                                                      Corporation; Private
                                                      Investor; Manager of
                                                      BSLLC

George D. Phipps      Patricof & Co. Ventures, Inc.   Manager of
Director              2100 Geng Road                  BSLLC; Director of
                      Palo Alto, CA 94101             BSC, BGI, BTNA and BTC;
                                                      Associate, Patricof &
                                                      Co. Ventures, Inc

Howard Phipps, Jr.    Bessemer Securities Corporation Manager of
Director              630 Fifth Avenue                BSLLC; Director of
                      New York, New York 10111        BSC, BGI, BTNA and BTC;
                                                      Chairman of The
                                                      Wildlife Conservation
                                                      Society

John E. Phipps        Premier Bank Building           Manager of BSLLC;
Director              3110 Capital Circle NE          Director of
                      Tallahassee, Florida 22308      BSC, BGI, BTNA and BTC;
                                                      Chairman of the Board
                                                      of Directors and Chief
                                                      Executive Officer of
                                                      John H. Phipps, Inc.

Reuben F. Richards    250 Park Avenue                 Chairman of the Board of
Director              19th Floor                      Directors of Minorco
                      New York, New York 10172        (U.S.A.) Inc.;
                                                      Manager of BSLLC


                             Page 19 of 21 Pages

Howard H. Stevenson   Baker Library 336               Sarofim-Rock Professor
Director              Harvard University              of Business
                      Cambridge, Massachusetts 02163  Administration,
                                                      Harvard Graduate School
                                                      of Business
                                                      Administration;
                                                      Managing Director,
                                                      Quadra Capital
                                                      Partners, L.P.; Manager
                                                      of BSLLC; Director of
                                                      BSC

John F. Welch, Jr.    General Electric Company        Chairman and Chief
Director              3135 Easton Turnpike            Executive
                      Fairfield, Connecticut 06431    Officer of General
                                                      Electric Company;
                                                      Manager of BSLLC;
                                                      Director of BSC

John R. Whitmore      The Bessemer Group,             President and
Director              Incorporated                    Chief Executive
                      630 Fifth Avenue                Officer and Director of
                      New York, NY 10111              BGI, BTNA and BTC;
                                                      Manager of BSLLC

Ward W. Woods         Bessemer Securities Corporation See Schedule II
President and Chief   630 Fifth Avenue
Executive Officer and New York, New York 10111
Director

John G. MacDonald     Bessemer Securities Corporation Senior Vice
Senior Vice           630 Fifth Avenue                President, Chief
President,            New York, New York 10111        Financial Officer and
Chief Financial                                       Treasurer of BSLLC and
Officer and Treasurer                                 BSC; Executive Vice
                                                      President, Chief
                                                      Financial Officer and
                                                      Treasurer of BGI, BTNA
                                                      and BTC

Richard R. Davis      Bessemer Securities Corporation Senior Vice President,
Senior Vice           630 Fifth Avenue                Secretary and General
President, Secretary  New York, New York 10111        Counsel of BSLLC and
and General Counsel                                   BSC; Executive Vice
                                                      Counsel President,
                                                      Secretary and General
                                                      Counsel of BGI, BTNA
                                                      and BTC


                             Page 20 of 21 Pages

                                                                  Schedule IV


                            Controlling Persons of
                    JFB Squared, Ltd. and Bevairohn, Ltd.


                                                      Principal Occupation
Name                  Business Address                    or Employment

John F. Bookout       Kelley Oil & Gas Corporation    See Schedule I
                      601 Jefferson Street,
                      Suite 1100
                      Houston, Texas 77002

John F. Bookout III   909 Fannin                      Principal of McKinsey
                      Houston, Texas 77010             & Co.

Carolyn Bookout       P.O. Box 130614                 Retired
                      Houston, Texas 77019


                             Page 21 of 21 Pages